UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED (F/K/A NAKED BRAND GROUP LIMITED)
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On December 31, 2021, Cenntro Electric Group Limited ACN 619 054 938 (formerly known as Naked Brand Group Limited) (the “Company”) (NASDAQ: NAKD) issued a press release announcing the closing of its previously announced acquisition (the “Transaction”) of the outstanding capital stock of three entities comprising Cenntro Automotive Group (“Cenntro”), a commercial EV technology company with advanced, market-validated electric commercial vehicles. In addition, the Company announced the change of its name from Naked Brand Group Limited to Cenntro Electric Group Limited.

In connection with the closing of the Transaction, the Company sold its Frederick’s of Hollywood online business. The Company currently has in excess of US$250 million in cash and less than US$10 million in liabilities. The management team of Cenntro’s former parent company, Cenntro Automotive Group Limited, including Chairman and Chief Executive Officer Peter Wang, will lead the Company going forward.

In the coming days, the Company expects to issue an additional Report of Foreign Private Issuer on Form 6-K with supplementary information regarding the Transaction, the Company and related matters.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245 and 333-256258) and the prospectuses included therein.

Exhibits

Exhibit No.	Description
99.1	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2022

CENNTRO ELECTRIC GROUP LIMITED (F/K/A NAKED BRAND GROUP LIMITED)

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer